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                        PERKINS FAMILY RESTAURANTS, L.P.
                               MEMPHIS, TENNESSEE

                                FAIR MARKET VALUE
                                  CONTINUED USE



                             AS OF OCTOBER 15, 1997




                                  PREPARED FOR

                     PERKINS RESTAURANTS OPERATING CO. L.P.
                               MEMPHIS, TENNESSEE

                                                                          [LOGO]

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AMERICAN APPRAISAL ASSOCIATES                                           CONTENTS

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                                    CONTENTS


                                                                            Page

Appraisal Summary Letter                                                       i

Introduction                                                                   1

History and Nature of the Business                                             3

Description of Assets                                                          6

Valuation Introduction                                                         9

Valuation of Real Property                                                    13

Valuation of Personal Property                                                15

Valuation of Intangible Assets                                                16

Conclusion                                                                    19


Assumptions and Limiting Conditions

Certificates of Appraisers

General Service Conditions

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                                  [LETTERHEAD]


                                                               November 20, 1997

Perkins Restaurants Operating Co. L.P.
Memphis, Tennessee

We have completed the appraisal of certain assets exhibited to us as that of

                        PERKINS FAMILY RESTAURANTS, L.P.

headquartered in Memphis, Tennessee, and submit our findings in this report.

On August 4, 1997, Perkins Family Restaurants, L.P., received a proposal from The Restaurant Company (TRC) to acquire through a merger all of the outstanding units of limited partnership now owned by public investors (approximately 52% of the owners' equity of the Partnership) for $14 per unit in cash, or a total of approximately $76 million.

We made this investigation to express an opinion as of October 15, 1997, of the fair market value of the property on the premise of continued use. It was understood this opinion would provide a basis for allocation of the total purchase price for accounting and financial statement presentation purposes, pursuant to the requirements of APB 16. It is entirely inappropriate to use this report for any purpose other than that specified.

FAIR MARKET VALUE IN CONTINUED USE, as used herein, is defined as the estimated amount at which the property might be expected to exchange between a willing buyer and a willing seller, neither being under compulsion, each having reasonable knowledge of all relevant facts, with buyer and seller contemplating the retention of the facilities at their present location for the continuation of the current operations. This opinion of fair market value is not intended to represent the amount that might be realized from the piecemeal disposition of the property in the open market. The premise of continued use is generally appropriate when:

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AMERICAN APPRAISAL ASSOCIATES                  APPRAISAL SUMMARY LETTER  PAGE ii

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     The property is fulfilling an economic demand for the service it provides or which it houses.

     The property has a significant remaining useful life expectancy.

     Responsible ownership and competent management are expected.

     Diversion of the property to an alternative use would not be economically feasible or legally permitted.

     Continuation of the existing use by present or similar users is practical.

     Due consideration is given to the property's functional utility for its present use.

     Due consideration is given to the property's economic utility.

Further, this opinion of fair market value assumes that prospective earnings will provide a fair return on the appraised fair market value of the property included in the appraisal, together with adequate net working capital and any other assets present.

Our report consists of:

     This letter, identifying the property appraised, describing the nature and extent of the appraisal investigation, and presenting the conclusions of value

     A narrative report, setting forth the purpose and scope of the appraisal, a description of the property, a presentation of the valuation techniques employed, and the conclusions of value

     Assumptions and Limiting Conditions

     Certificates of Appraisers

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     A statement of general service conditions

Our investigation dealt with tangible and intangible assets. Tangible assets included real property and personal property. Real property consisted of land, land improvements, buildings, and improvements to leased property. Personal property consisted of restaurant furniture and equipment, machinery and equipment, and office and furniture and fixtures. Intangible assets included franchise agreements only.

This report is intended to comply with the purpose and reporting requirements set forth by the Uniform Standards of Professional Appraisal Practice (USPAP) for a summary appraisal report. As such, it presents a synopsis of the data, reasoning, and analyses that were used in the appraisal process to develop American Appraisal Associates' opinion of value. Supporting documentation concerning these matters has been retained in our work papers. The depth of discussion contained in this report is specific to your needs as the client and for the intended use stated. American Appraisal Associates, Inc., is not responsible for the unauthorized use of this report.

Furthermore, this report is the result of a limited appraisal process in that certain allowable departures from specific guidelines of USPAP have been invoked. Information pertinent to a complete appraisal has not been considered, and as a result, the full valuation process has not been applied. Specifically, for the land, we applied a modified sales comparison approach. For the appraisal of the depreciable assets (i.e., land improvements, buildings, improvements to leased property, and personal property), only the cost approach was applied. The income approach was used only for the valuation of the franchise agreements. Ordinarily, all three approaches are required to be considered for the appraisal of all assets; however, the methods employed in this valuation are considered appropriate for the purpose outlined above.

Our appraisal considers the real property to be owned in fee simple estate and the personal property and intangible assets to be owned outright, free and clear of all liens and encumbrances. The term FEE SIMPLE ESTATE is defined as the absolute ownership unencumbered by any other interest, subject only to the limitations imposed by the governmental powers of taxation, eminent domain, policy power, and escheat. We have

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not considered in the appraisal of the assets the effect of the 52% interest of the Partnership being acquired.

Per your direction, the appraisers did not make a personal inspection of each of the restaurants, instead performing the appraisal based essentially on records furnished by the Partnership. Conversations were held with representatives of Perkins Family Restaurants concerning land acquisitions, building models by age, equipment and furnishings, and franchises; and sufficient financial data were provided by the partnership to perform the analyses for the intended use. All of this information was accepted without further verification as properly representing business operations and conditions.

The land was valued on the basis of recent acquisitions made by the Partnership for the construction of its own stores. Using multiple correlation analysis for such factors as sales volume, operating profit, land size, building size, and seating capacity for each of the recently erected stores for which the land value is known, we extrapolated the value of the land for the other stores.
This resulted in the "amount the Partnership can afford to pay for the land."

The other real property (consisting of buildings, land improvements, and improvements to leased property) and personal property (consisting of restaurant fixtures and equipment, machinery and equipment, and office furniture and equipment) were appraised using appropriate indices to produce a current cost of reproduction new. Depreciation factors were then applied to reflect the fair market value of the depreciable assets. A second approach for the owned stores' assets was a modeling technique. The costs for constructing the several standard floor plans developed by the company, together with their standard complements of furnishings, were used to check the reasonableness of the indexed cost of reproduction new.

The franchises were appraised by analysis of the remaining term of each contract and the present worth of the net contribution each franchisee makes to the Partnership through its fee, net of all costs required to provide the services contained in the franchise contract.

Based on the premise of continued use, it is our opinion that as of October 15, 1997, the fair market value of the specified assets of Perkins Family Restaurants, L.P., is reasonably
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represented in the amount of ONE HUNDRED FIFTY-FOUR MILLION FORTY-THREE THOUSAND
DOLLARS ($154,043,000), distributed as follows:

    Land                                                      $ 30,158,000
    Land Improvements                                            6,742,000
    Buildings and Improvements to Leased Property               69,133,000
    Personal Property                                           27,010,000
    Franchises                                                  21,000,000
                                                              ------------
    Total Fair Market Value of Specified Assets               $154,043,000

As indicated earlier, this opinion of fair market value does not represent the amount that might be realized from the piecemeal disposition of the assets in the open market or from their use for an alternative purpose.

We have made no investigation of, and assume no responsibility for, the existence or impact of any hazardous substance, which may or may not be present on the property, in the development of our appraisal conclusions.

We have not investigated the title to or any liabilities against the property appraised.

                                       Respectfully submitted,
                                       AMERICAN APPRAISAL ASSOCIATES, INC.


November 20, 1997                      /s/ Samuel M. McClurg
034786                                 Samuel M. McClurg
                                       Senior Vice President
Analysis and Report By:
Land                Susan Coble Eyre
Land Improvements   Rodney C. Hanley, Jr.
Buildings           Rodney C. Hanley, Jr.
Personal Property   Rodney C. Hanley, Jr.
Franchises          Susan Coble Eyre

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AMERICAN APPRAISAL ASSOCIATES                               INTRODUCTION  PAGE 1

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                                     INTRODUCTION

The appraisal described in this report was made for the purpose of expressing an opinion as of October 15, 1997, of the fair market value on the premise of continued use of specified assets identified as the property of Perkins Family Restaurants, L.P., headquartered in Memphis, Tennessee. It is our understanding that the value expressed will be used by the Partnership as a basis for allocation of the total purchase price for accounting and financial statement presentation purposes, pursuant to the requirements of APB 16.

FAIR MARKET VALUE IN CONTINUED USE, as used herein, is defined as the estimated amount at which the property might be expected to exchange between a willing buyer and a willing seller, neither being under compulsion, each having reasonable knowledge of all relevant facts, with buyer and seller contemplating the retention of the facilities at their present location for the continuation of the current operations. This opinion of fair market value is not intended to represent the amount that might be realized from the piecemeal disposition of the property in the open market. The premise of continued use is generally appropriate when:

    The property is fulfilling an economic demand for the service it provides or which it houses.

    The property has a significant remaining useful life expectancy.

    Responsible ownership and competent management are expected.

    Diversion of the property to an alternative use would not be economically feasible or legally permitted.

    Continuation of the existing use by present or similar users is practical.

    Due consideration is given to the property's functional utility for its present use.

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    Due consideration is given to the property's economic utility.

Further, this opinion of fair market value of the property assumes that prospective earnings will provide a fair return on the appraised fair market value of the property included in the appraisal, together with adequate net working capital and any other assets present.

The investigation dealt with tangible and intangible assets. Tangible assets included real property and personal property. Real property consisted of land, land improvements, buildings, and improvements to leased property. Personal property consisted of restaurant furniture and equipment, machinery and equipment, and office furniture and fixtures. Intangible assets included franchise agreements only.

For the purpose of brevity, Perkins Family Restaurants, L.P., may be referred to in this report as "the Partnership," "Perkins," or "the company."
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AMERICAN APPRAISAL ASSOCIATES         HISTORY AND NATURE OF THE BUSINESS  PAGE 3

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                       HISTORY AND NATURE OF THE BUSINESS

                             HISTORY OF THE BUSINESS

The company was founded in 1957 as a single-location pancake house and has grown over the past 40 years to include almost 468 franchised and company-owned locations in 32 states and 4 Canadian provinces. These locations include 135 company-owned stores and 333 franchised stores. More than half of the Perkins Family Restaurant locations are in Minnesota, Ohio, Pennsylvania, New York, and Florida.

The Perkins Family Restaurants serve a wide variety of entrees and provide table service dining for breakfast, lunch, and dinner hours. The restaurant chain's in-store bakeries serve their signature muffins, as well as cookies, cakes, pies, cheesecakes, and specialty pastries. Perkins restaurants are located in traditional sites along highways and in neighborhood centers, as well as in hotels, malls, airports, and at rest stops.

Perkins continues to increase its number of stores and to update the building styles, both exterior and interior. The new prototypes include flexible development alternatives to more closely match the store to the needs of the local market. Recent designs incorporate a central kitchen to provide more efficient service, as well as four separate dining wings to create the feel of a smaller, more personal restaurant. These prototypes were designed to seat 138 to 230 customers, based on market needs, and to be expanded easily.

On August 4, 1997, Perkins Family Restaurants, L.P., received a proposal from The Restaurant Company (TRC) to acquire through a merger all of the outstanding units of limited partnership now owned by public investors (approximately 52% of the owners' equity of the Partnership) for $14 per unit in cash, or a total of approximately $76 million.

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                           NATURE OF THE BUSINESS

Increased competition has adversely affected all price segments of the restaurant industry, in spite of continued strong demand for restaurant meals. The supply in all price segments has increased significantly in recent years and is expected to continue to increase, primarily through expansion of existing operations. Increased competition combined with increasing labor and food costs will likely result in a large dropout rate in this crowded industry. The key in the restaurant industry, more than in any other industry, is the consumer, rather than effective management and marketing and operation efficiency.

Overall, sales in the restaurant industry were weak, with the S&P Restaurant Index dropping by 1% in 1996, against a 20% increase in the S&P 500. From 1995 to 1996, sales increased 2.1%, with Americans consuming an average of 4.1 commercially prepared meals per week in 1996, up from 3.8 meals in 1991.

Pressures on the industry include labor and wage levels. The labor pool for the industry, which is typically 16- to 24-year-olds, is small, at a time when the demand at restaurants is intensifying. This has resulted in workers being able to command higher wages and better benefits. At the same time, Congress authorized a two-step minimum wage increase. On October 1, 1996, the minimum wage rose from $4.25 to $4.75; and on September 1, 1997, it rose again to $5.15. In spite of higher wages, the small labor market has resulted in a decline in the quality of applicants. Restaurant operators are responding by adding training programs to upgrade the level of employee skills and by investing in technology to save on labor costs.

Technology in the restaurant industry has grown in recent years, but is still limited, given the labor-intensive food preparation and service nature of restaurants. Automated tasks include accounting, payroll, sales analysis, and inventory control. Databases can generate schedules based on an analysis of labor per shift and can order supplies and food based on changing needs. Increased technology requires capital or access to capital, which is difficult for smaller operations. Mergers and franchises are two solutions to the capital problem.


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During the past few decades, much of the growth in the restaurant industry has come from the development of franchise chains. Franchising allows a restaurant to grow quickly and expand brand name recognition because much of the capital needed for expansion (to purchase land, buildings, and equipment) is provided by the franchisees. Franchisors provide brand name recognition, training, and marketing support in return. The number of franchise chains has more than tripled since 1970. Franchise chain sales account for more than 41% of industry sales. Franchise chains account for approximately 25% of the U.S. restaurant outlets and 43% of sales.

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AMERICAN APPRAISAL ASSOCIATES                      DESCRIPTION OF ASSETS  PAGE 6

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                              DESCRIPTION OF ASSETS

                                 TANGIBLE ASSETS

The appraised tangible assets included real property consisting of land, land improvements, buildings, and improvements to leased property; and personal property consisting of restaurant furniture and equipment, machinery and equipment, and office furniture and fixtures.

REAL PROPERTY

The owned land includes the 55 sites underlying restaurants owned and operated by Perkins, the 13 parcels of land owned by the Partnership and underlying franchised or leased restaurants, and one owned parcel that is the site of the Partnership's flour processing plant in Sharonville (suburban Cincinnati), Ohio. The land improvements consist of such items as paving, curbs, gutters, sidewalks, landscaping, and underground piping. Buildings included in the appraisal are the restaurant structures that have been erected on the Partnership's owned land. The Partnership owns the restaurant facilities at several locations that have been built on leased land; these facilities, as well as the Partnership's general offices in Memphis, have been included in the appraisal as improvements to leased property. Besides the restaurant structures, the Partnership owns the flour processing plant in Sharonville.

PERSONAL PROPERTY

The personal property included in the appraisal consists of the restaurant furniture and equipment at the Partnership-owned stores; the machinery and equipment at the Foxtail Food facilities, all located in the Cincinnati area and consisting of the flour processing plant at 24 Landy Lane in Sharonville, as well as the muffin mixing operation at 9980 International Boulevard and the pie/cake baking operations at 6880 Fairfield Business Center Drive; and the office furniture and fixtures at the Partnership's offices.

The Foxtail Food assets were personally inspected by representatives of American Appraisal Associates. The flour mixing machinery and equipment consists of storage, delivery, weighing, and bag filling operations, with most assets dating from 1950 to 1960. Other operations consist of mixing and steam kettle cooking with equipment of more
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recent vintage.  Both the muffin and pie/cake facilities are located in leased facilities. The muffin plant is a 60,000-square-foot facility housing office, production, and both dry and frozen storage space. Major units of equipment consist of mixers, bowl lifters, scales, product dispensers, conveyors, cutters, and a freezer tunnel. Most of this equipment was purchased during the 1990s. The pie/cake facility is in a 75,000-square-foot building that also has offices, production, and both dry and frozen storage areas. The pie making equipment consists of the Colborne line consisting of dough formers, dough flatteners, misters, tin inserters, crimpers, and trimmers. The cake making equipment varies in age and consists of large steam kettles with mixers, scales, commercial mixers, batter dispensers/fillers, greasers, large commercial conveyor oven, and a freezer. Each of the facilities is equipped with a mix of older and newer packaging equipment. All of the equipment at each of the plants is in good condition and in working order.

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AMERICAN APPRAISAL ASSOCIATES                      DESCRIPTION OF ASSETS  PAGE 8

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                                  INTANGIBLE ASSETS

The appraised intangible assets consist of franchise agreements. Perkins Family Restaurants has 336 franchises located primarily in the Midwest and Florida and in 4 Canadian provinces. The franchise agreements have remaining lives ranging from 0 months to 32.7 years. The franchisees pay royalties and advertising fees to the franchisor.
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AMERICAN APPRAISAL ASSOCIATES                     VALUATION INTRODUCTION  PAGE 9

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                                VALUATION INTRODUCTION

The purpose of the appraisal described in this report is to express an opinion as of October 15, 1997, of the fair market value on the premise of continued use of the designated assets. This opinion is to provide a basis for allocation of the total purchase price for accounting and financial statement presentation purposes, pursuant to the requirements of APB 16.

A definition of fair market value is given in the introduction to this report. A discussion of the premise of continued use accompanies the definition.

                                 APPROACHES TO VALUE

There are three generally accepted approaches to value. The theory of these approaches is outlined as follows:

    THE COST APPROACH

    The cost approach establishes value based on the cost of reproducing or replacing the property, less depreciation from physical deterioration and functional obsolescence, if present and measurable.

    COST OF REPRODUCTION NEW is defined as the estimated amount required to reproduce the entire property at one time in like kind and materials in accordance with current market prices for materials, labor, and manufactured equipment, contractors' overhead and profit, and fees, but without provision for overtime, bonuses for labor, or premiums for material or equipment.

    COST OF REPLACEMENT NEW is defined as the estimated amount required to replace the entire property at one time with a modern new unit using the most current technology and construction materials that will duplicate the production capacity and utility of an existing unit at current market prices for materials, labor, and manufactured equipment, contractors'
    overhead
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AMERICAN APPRAISAL ASSOCIATES                    VALUATION INTRODUCTION  PAGE 10

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     and profit, and fees, but without provision for overtime, bonuses for labor, or premiums for material or equipment.

     PHYSICAL DETERIORATION is defined as the loss in value resulting from wear and tear in operation and exposure to the elements.

     FUNCTIONAL OBSOLESCENCE is defined as a loss in value caused by conditions within the property such as changes in design, materials, or process resulting in inadequacy, overcapacity, excess construction, lack of utility, or excess operating costs.

     ECONOMIC/EXTERNAL OBSOLESCENCE is an incurable loss in value, caused by unfavorable conditions external to the property such as the local economy, economics of the industry, availability of financing, encroachment of objectionable enterprises, loss of material and labor sources, lack of efficient transportation, shifting of business centers, passage of new legislation, and changes in ordinances.

     This approach generally provides the most reliable indication of the value of land improvements, buildings, special structures, systems, and special machinery and equipment.

     When market transactions of comparable assets are not available, when data cannot be extrapolated from larger transactions, or when transactions are nonexistent, under the premise of continued use, assuming adequate earnings, the cost approach is the preferred valuation procedure.

     THE SALES COMPARISON APPROACH

     The sales comparison approach establishes value through analysis of recent sales of comparable property. In the valuation of land, similar tracts that have recently sold or are offered for sale in the current market are analyzed and compared with that being appraised. Adjustments are made for differences in such factors as time of sale, location, size, topography, easements, and available services. This approach is also used in the

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     valuation of machinery and equipment for which there is a known used market. Under the premise of continued use, consideration is given to the cost to acquire similar items in the used-equipment market; an allowance then is made to reflect the costs for freight and installation.

     THE INCOME CAPITALIZATION APPROACH

     In the income capitalization approach, the value of the property is established on the basis of capitalization of the net earnings that would be generated if a specific stream of income can be attributed to an asset or a group of assets.

In any appraisal study, all three approaches to value may be considered; however, this appraisal is limited insofar as only the cost approach was used for the valuation of the land improvements, buildings, improvements to leased property, and personal property. An application of the sale comparison approach was used to value the land. The income approach was used to appraise the franchise agreements.

                             SCOPE OF THE APPRAISAL

The land was valued on the basis of recent acquisitions made by the Partnership for the construction of its own stores. Using multiple correlation analysis for such factors as sales volume, operating profit, land size, building size, and seating capacity for each of the recently erected stores for which the land value is known, we extrapolated the value of the land for the other stores.
This resulted in the "amount the Partnership can afford to pay for the land."

The other real property (consisting of buildings, land improvements, and improvements to leased property) and personal property (consisting of restaurant fixtures and equipment, machinery and equipment, and office furniture and equipment) were appraised using appropriate indices to produce a current cost of reproduction new. Depreciation factors were then applied to reflect the fair market value of the depreciable assets. A second approach for the owned stores' assets was a modeling technique. The costs for constructing the several standard floor plans developed by the company, together with

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AMERICAN APPRAISAL ASSOCIATES                    VALUATION INTRODUCTION  PAGE 12

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their standard complements of furnishings, were used to check the reasonableness of the indexed cost of reproduction new.

The franchises were appraised by analysis of the remaining term of each contract, and the present worth of the net contribution each franchisee makes to the Partnership through its fee, net of all costs required to provide the services contained in the franchise contract.
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                              VALUATION OF REAL PROPERTY

                                    LAND VALUATION

LAND UNDERLYING RESTAURANTS

As previously discussed, the subject land is valued based on the premise of continued use. Because of the number and variety of locations of the sites, the sales comparison approach is not appropriate for this analysis. As per the request of the client, an analysis of "what Perkins could afford to pay for the individual land parcels" was performed by a multiple regression analysis. The most recently acquired sites (for which recent land prices are known) were analyzed in relation to various independent variables. Value indicators extracted from the more recent sales were then related to parcels of land purchased more than five years ago to estimate the value of the individual sites.

Analysis was performed on various combinations of independent variables to determine which are most closely related to the value of the land parcels.
Based on this analysis and on conversations with representatives of Perkins, the variables that resulted in the most reliable regression analysis are sales volume, operating profit, land size, building size, and seating capacity. Deleting the stores opened in 1996 and in November 1995 from this calculation increased the level of reliability by seven percentage points. Analysis was then performed on each store individually based on the independent variable factors indicated.

SHARONVILLE

The value of the land underlying the owned flour processing plant was estimated by the sales comparison approach. Based on sales of suburban industrial land in the Cincinnati, Ohio, area, land prices for sites of 1 acre or less have been $76,230 to $43,560 per acre. For the subject's 0.93 acres, this indicates a range of $70,984 to $40,511. However, the subject site is inferior to recent sales in terms of location and access. The subject site's poor access is its biggest disadvantage, resulting from a combination of indirect access from the interstate system and narrow roads immediately surrounding the building. Based on the site's average location and fair to average access, the concluded value for the subject site is at the lower end of the range, or $50,000 per acre.

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                    VALUATION OF LAND IMPROVEMENTS, BUILDINGS, AND
                           IMPROVEMENTS TO LEASED PROPERTY

For the purpose of the appraisal, we accepted property records furnished by the Partnership as properly describing the real property (except land), their acquisition dates, and original costs. These data were used to develop an indication of the cost of reproduction new. To corroborate this approach, we analyzed the cost to build new restaurant facilities per square foot and compared the two indications of cost of new facilities. Where necessary, minor adjustments were made to conclude the final estimate of cost new for the facilities. Deductions were made from the cost of reproduction new to allow for the loss of value due to depreciation on the basis of the estimated functional age of the restaurant. The same approach was used to value the land improvements, building, and improvements to leased property at the Partnership's manufacturing facilities in Cincinnati.
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                            VALUATION OF PERSONAL PROPERTY

The same method used to value the land improvements, buildings, and improvements to leased property was used to appraise the personal property at the restaurants, manufacturing facilities, and offices.
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                        VALUATION OF INTANGIBLE ASSETS

National and regional chain restaurants have increasingly relied on franchising to expand their business. Franchising enables the franchisor to expand brand name recognition without bearing the full cost of acquiring the land, building, and equipment. In return, the franchisee enjoys brand name recognition and receives training and marketing support from the parent company.

Since its inception approximately 40 years ago, Perkins has spent time and money in advertising, promotions, sponsorship of functions, and other public relations activities to build goodwill and create brand name recognition. The purpose of these expenditures is to create the greatest possible level of consumer loyalty. The franchises become the beneficiaries of the achieved level of consumer loyalty through the power of their contracts.

The intrinsic value of a restaurant franchise is based on customer loyalty to, and demand for, the parent company's products. When a business has access to its products only by virtue of a separate, identifiable intangible asset, that portion of the intangible value of the business that is based on demand for the products must be attributed to the identifiable intangible asset that gives the business the right to supply the product. The success of a franchise is based on the customer loyalty to the brand name, and it is the franchise's contract that permits the franchisee to exploit that consumer loyalty. The customer demand for and loyalty to the brand name would be of no value to the franchisor without the contract. Therefore, any goodwill of the franchisor is so interrelated with the contract as to be indistinguishable from the contract, which is the foundation of the franchisee's business. The value to the franchisor, which is the asset being valued, comes from royalty payments and fees collected for advertising.

For the majority of the franchises, a royalty rate of approximately 4% to 6% is paid to the franchisor, along with advertising fees. The advertising fees collected from the various locations are pooled by Perkins to determine the amount spent on advertising. The advertising expense to the franchisor is therefore in effect a pass-through expense. Therefore, the only net revenue is royalty payments, with rates for each store established

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in the individual franchise agreements. Royalty rates for franchises that have been in existence the longest are typically lower than those for recent franchises.

Several of the franchise units have additional costs to the franchisor. For example, several states had previously copyrighted entities with the Perkins name, so the company pays a small royalty fee to these entities, based on a small percent of sales for the units in those states. Because these expenses are a cost to the franchisor but not a direct cost to the franchisees, these expenses are not passed on to the franchisees.

The value of the franchise is estimated via the income capitalization approach, using the discounted cash flow method. This approach involves projecting the royalty and advertising revenues to the franchisor, less general and administrative expenses and advertising costs, for the remaining life of each individual franchise. The royalty rates and advertising rates are based on store sales, which are increased according to each individual store's historical sales growth and are typically 2% to 5% annually. For stores that are new and have not yet achieved sales levels as high as the established stores, growth of 10% annually is used for five years, after which growth is estimated at 3% annually. For stores that have been in operation for less than one year, sales are increased at 50% in year 1, 25% in year 2 and 3, and 3% for the remainder of the franchise life. A pro rata share of general and administrative expenses is set at a dollar amount per store (all stores pay the same amount). According to representatives of Perkins, the total general and administrative expenses associated with the franchises is $10,393,652 annually, divided by 336 stores to indicate a cost of $30,933 per store.

The operating income is taxed according to rates for the individual states and Canadian provinces, and discounted at a weighted average cost of capital
(WACC) of 16.0%. Depreciation and capital expenditures were considered in this analysis and are estimated to be roughly equivalent by store, thereby canceling each other out.

The present value of the interim cash flows is calculated, and the required return on working capital and the required return on the hard assets (a pro rata share of the building, furniture, and equipment necessary for administration of the franchises) is subtracted from the present value to indicate the present value of the franchise. Return on working capital is estimated at 0.1% of sales based on the franchisees paying royalties on a monthly basis.

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The return on hard assets is calculated based on 44% of the total furniture, fixtures, and equipment being applicable to the overhead of the franchises. Based on an indicated total furniture, fixtures, and equipment value of $35,400,000, this equates to $46,400 for each of the 336 franchise stores. At a rate of return of 12% for the furniture, fixtures, and equipment, the return on hard assets attributable to each store is $5,569.

The consolidated discounted cash flow for the 336 franchises indicates a total market value of $21,000,000.
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                                  CONCLUSION

In the investigation, the designated assets were appraised as part of an operating entity. The opinion of fair market value assumes that prospective earnings will provide a fair return on the appraised fair market value of the property included in the appraisal, together with adequate net working capital and any other assets present.

Based on the premise of continued use, it is our opinion that as of October 15, 1997, the fair market value of the specified assets of Perkins Family Restaurants, L.P., is reasonably represented in the amount of ONE HUNDRED FIFTY-FOUR MILLION FORTY-THREE THOUSAND DOLLARS ($154,043,000), distributed as follows:


        Land                                              $ 30,158,000
        Land Improvements                                    6,742,000
        Buildings and Improvements to Leased Property       69,133,000
        Personal Property                                   27,010,000
        Franchises                                          21,000,000
                                                          ------------
        Total Fair Market Value of Specified Assets       $154,043,000


As indicated earlier, this fair market value does not represent the amount that might be realized from the piecemeal disposition of the assets in the open market or from their use for an alternative purpose.


No investigation was made of the title to or any liabilities against the property appraised.


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                      ASSUMPTIONS AND LIMITING CONDITIONS

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AMERICAN APPRAISAL ASSOCIATES                                            PAGE 1

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                       ASSUMPTIONS AND LIMITING CONDITIONS

No responsibility is assumed for matters legal in nature. No investigation has been made of the title to or any liabilities against the property appraised. The appraisal presumes, unless otherwise noted, that the owner's claim is valid, that the property rights are good and marketable, and there are no encumbrances which cannot be cleared through normal processes.


To the best of our knowledge, all data set forth in this report is true and accurate. Although gathered from reliable sources, no guarantee is made nor liability assumed for the accuracy of any data, opinions, or estimates identified as being furnished by others which have been used in formulating this analysis.


The fair market value estimate contained within this report specifically excludes the impact of structural damage or environmental contamination resulting from earthquakes or other causes. It is recommended that the reader of this report consult a qualified structural engineer and/or industrial hygienist for the evaluation of possible structural/environmental defects, the existence of which could have a material impact on fair market value.


Land areas and descriptions used in this appraisal were obtained from surveys or public records furnished by the client and have not been verified by legal counsel or a licensed surveyor.


No soil analysis or geological studies were ordered or made in conjunction with this report, nor were any water, oil, gas, coal, or other subsurface mineral and use rights or conditions investigated.


Substances such as asbestos, urea-formaldehyde foam insulation, other chemicals, toxic wastes, or other potentially hazardous materials could, if present, adversely affect the value of the property. Unless otherwise stated in this report, the existence of hazardous substances, which may or may not be present on or in the property, was not considered by the appraiser in the development of the conclusion of fair market value. The stated value estimate is predicated on the assumption that there is no material on or in the property that would cause such a loss in value. No responsibility is assumed for any such

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AMERICAN APPRAISAL ASSOCIATES                                            PAGE 2

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conditions, and the client has been advised that the appraiser is not qualified to detect such substances, quantify the impact on values, or develop the remedial cost.

No environmental impact study has been rendered or made. Full compliance with applicable federal, state, and local environmental regulations and laws is assumed unless otherwise stated, defined, and considered in the report. It is also assumed that all required licenses, consents, or other legislative or administrative authority from any local, state, or national government or private entity organization either have been or can be obtained or renewed for any use which the report covers.

It is assumed that all applicable zoning and use regulations and restrictions have been complied with unless a nonconformity has been stated, defined, and considered in the appraisal report. Further, it is assumed that the utilization of the land and improvements is within the boundaries of the property described and that no encroachment or trespass exists unless noted in the report.

The Americans with Disabilities Act (ADA) became effective January 26, 1992.
We have not made a specific compliance survey and analysis of this property to determine whether or not it is in conformity with the various detailed requirements of the ADA. It is possible that a compliance survey of the property together with a detailed analysis of the requirements of the ADA could reveal that the property is not in compliance with one of more of the requirements of the act. If so, this fact could have a negative effect on the value of the property. Since we have no direct evidence relating to this issue, we did not consider the possible compliance with the requirements of
ADA in estimating the value of the property.
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AMERICAN APPRAISAL ASSOCIATES                                            PAGE 3

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The value or values presented in this report are based upon the premises outlined herein and are valid only for the purpose or purposes stated.

The date of value to which the conclusions and opinions expressed apply is set forth in this report. Unless otherwise noted, this date represents the last date of our physical inspection of the property. The value opinion herein rendered is based on the status of the national business economy and the purchasing power of the U.S. dollar as of that date.

Unaudited operating statements were provided for our review. It is assumed that the furnished data are representative of the operating history of the property.

Testimony or attendance in court or at any other hearing is not required by reason of this appraisal unless arrangements are previously made within a reasonable time in advance therefor.

Possession of this report or any copy thereof does not carry with it the right of publication. No portion of this report (especially any conclusion to use, the identity of the appraiser or the firm with which he or she is connected, or any reference to the American Society of Appraisers or the designations awarded by this organization) shall be disseminated to the public through prospectus, advertising, public relations, news, or any other means of communication without the written consent and approval of American Appraisal Associates, Inc.

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AMERICAN APPRAISAL ASSOCIATES                        CERTIFICATES OF APPRAISERS

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                           CERTIFICATES OF APPRAISERS

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                          CERTIFICATE OF APPRAISER

I certify that, to the best of my knowledge and belief:

    The statements of fact contained in this report are true and correct.

    The reported analyses, opinions, and conclusions are limited only by the reported assumptions and limiting conditions, and represent the unbiased professional analyses, opinions, and conclusions of American Appraisal Associates, Inc.

    American Appraisal Associates, Inc., and I personally have no present or prospective interest in the property that is the subject of this report and have no personal interest or bias with respect to the parties involved.

    Compensation for American Appraisal Associates, Inc., is not contingent on an action or event resulting from the analyses, opinions, or conclusions in, or the use of, this report.

    The analyses, opinions, and conclusions were developed, and this report has been prepared, in conformity with the requirements of the Uniform Standards of Professional Appraisal Practice, and the Principles of Appraisal Practice and Code of Ethics of the American Society of Appraisers.

    Anyone providing significant professional assistance is identified on the signature page of this report.

                               /s/ Susan Coble Eyre
                               ---------------------------------
                               Susan Coble Eyre

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                          CERTIFICATE OF APPRAISER

I certify that, to the best of my knowledge and belief:

    The statements of fact contained in this report are true and correct.

    The reported analyses, opinions, and conclusions are limited only by the reported assumptions and limiting conditions, and represent the unbiased professional analyses, opinions, and conclusions of American Appraisal Associates, Inc.

    American Appraisal Associates, Inc., and I personally have no present or prospective interest in the property that is the subject of this report and have no personal interest or bias with respect to the parties involved.

    Compensation for American Appraisal Associates, Inc., is not contingent on an action or event resulting from the analyses, opinions, or conclusions in, or the use of, this report.

    The analyses, opinions, and conclusions were developed, and this report has been prepared, in conformity with the requirements of the Uniform Standards of Professional Appraisal Practice, and the Principles of Appraisal Practice and Code of Ethics of the American Society of Appraisers.

    Anyone providing significant professional assistance is identified on the signature page of this report.

                                         /s/ Rodney C. Hanley, Jr.
                                         ---------------------------------
                                         Rodney C. Hanley, Jr.

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                              GENERAL SERVICE CONDITIONS

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                             GENERAL SERVICE CONDITIONS

The service(s) provided by American Appraisal Associates, Inc., have been performed in accordance with professional appraisal standards. Our compensation was not contingent in any way upon our conclusions of value. We assumed, without independent verification, the accuracy of all data provided to us. We have acted as an independent contractor and reserved the right to use subcontractors. All files, workpapers or documents developed by us during the course of the engagement are our property. We will retain this data for at least five years.

Our report is to be used only for the specific purpose(s) stated herein; and any other use is invalid. You have advised us that your outside accounting firm will be relying on the report solely for your benefit and for the specific purpose stated herein; we hereby consent to such reliance by your outside accounting firm. You may show our report in its entirety to those third parties who need to review the information contained herein. No one should rely on our report as a substitute for their own due diligence. No reference to our name or our report, in whole or in part, in any document you prepare and/or distribute to third parties may be made without our prior written consent.

You agree to indemnify and hold us harmless against and from any and all losses, claims, actions, damages, expenses or liabilities, including reasonable attorneys' fees, to which we may become subject in connection with this engagement. You will not be liable for our negligence. Your obligation for indemnification and reimbursement shall extend to any controlling person of American Appraisal Associates, Inc., including any director, officer, employee, subcontractor, affiliate or agent.

We reserve the right to include your company/firm name in our client list, but we will maintain the confidentiality of all conversations, documents provided to us, and the contents of our reports, subject to legal or administrative process or proceedings. These conditions can be modified only by written documents executed by both parties.

American Appraisal Associates, Inc., is an equal opportunity employer.